Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Silicon Laboratories Inc. (“Silicon Labs” or “we”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.0001 per share (the “common stock”).

The following summary description sets forth some of the general terms and provisions of our common stock and certain provisions of our Fourth Amended and Restated Certificate of Incorporation (“restated charter”) and Fifth Amended and Restated Bylaws (“restated bylaws”). This summary does not purport to be complete and is qualified by the provisions of our restated charter and restated bylaws, copies of which have been filed as exhibits to the Annual Report on 10-K of which this Exhibit 4.7 is a part.

Our authorized capital stock consists of 250,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then-outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Listing

Our common stock is listed on the Nasdaq Stock Market LLC under the symbol “SLAB”.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. Neither Delaware law nor our restated charter requires our board of directors to declare dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our common stock in the foreseeable future. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facilities place restrictions on our ability to pay cash dividends.

Anti-Takeover Provisions Under Our Restated Charter and Restated Bylaws and Delaware Law

Certain provisions of Delaware law, our restated charter and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. Our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control of us or our management.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Pursuant to Section 228 of the Delaware General Corporation Law (“DGCL”), any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our restated charter provides otherwise. Our restated charter eliminates the ability of stockholders to act by written consent.  Our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our restated bylaws establish advance-notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, our restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Board Vacancies. Our restated charter and restated bylaws provide that, subject to the rights granted to one or more series of preferred stock then outstanding, only our board of directors will be allowed to fill vacant directorships. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.

Classified Board. Our restated charter and restated bylaws provide that our board of directors is classified into three classes of directors, with each class serving three-year staggered terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated charter provides otherwise. Our restated charter provides that there shall be no cumulative voting, and our restated bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause. Our restated bylaws provide that directors may be removed only for cause upon the affirmative vote of a majority in voting power of all outstanding capital stock entitled to vote generally in the election of directors.

Amendment of Charter Provisions and Bylaws. Our restated charter and restated bylaws provide that our restated bylaws may be adopted, amended, altered or repealed by the vote of a majority of the voting power of our then-outstanding voting stock, voting together as a single class, or by the board of directors. Our restated charter also provides that the restated charter may be amended, altered, changed or repealed only by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all of our outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Business Combinations with Interested Stockholders. We have elected in our restated charter to be subject to Section 203 of the DGCL, or Section 203, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder (i.e., a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we will be subject to the anti-takeover effects of Section 203.

Forum Selection. Our restated bylaws provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•any derivative action or proceeding brought on our behalf;

•any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees or our stockholders;

•any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our restated charter or our restated bylaws; or

•any action asserting a claim against us that is governed by the internal affairs doctrine.

Our restated charter further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act.

Our restated charter also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.